

4th Quarter Earnings Conference Call
February 25, 2011

   



Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding Pepco Holdings' intents, beliefs and current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond Pepco Holdings' control and may cause actual results to differ materially from those contained in forward-looking statements: prevailing governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; general economic conditions, including potential negative impacts resulting from an economic downturn; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence PHI's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and credit and capital market conditions; and effects of geopolitical events, including the threat of domestic terrorism. Any forward-looking statements speak only as to the date of this presentation and Pepco Holdings undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for Pepco Holdings to predict all such factors, nor can Pepco Holdings assess the impact of any such factor on Pepco Holdings' business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing review of factors should not be construed as exhaustive. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

2010 Actual Results* versus Earnings Guidance



- 2010 earnings per share excluding special items - $1.24

- 2010 earnings guidance range - $1.00 - $1.10

EPS impact of items not contemplated in guidance range:

- Unbilled revenue related to ACE BGS (assumed reversal) $0.03
- Tax settlement $0.07 $0.11
- Fourth quarter heating degree day impact versus normal $0.01

* See slide 13 for reconciliation of GAAP earnings to earnings excluding special items.

Blueprint – Project Status by Jurisdiction

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

| | Pepco | | Delmarva Power | | Atlantic City Electric |
	DC	MD	MD	DE	NJ
Decoupling	Implemented November 2009	Implemented June 2007	Implemented June 2007	Implementation pending final PSC approval	Filed request for approval August 2009
Forecasted 2011 % of Distribution Revenue	24%	40%		14%	22%
Advanced Metering Infrastructure	Meter installation underway (to be completed 4Q2011), regulatory asset approved	Meter deployment approved (installation to begin 2Q2011), regulatory asset approved	Meter deployment pending (subject to PSC approval of adjusted business case and implementation of PSC-approved customer education/ communication plan)	Meter installation underway (to be completed 2Q2011), regulatory asset approved, meter activation underway (to be completed 3Q2011)	Deferred
Energy Efficiency and Demand Response Programs	Revised demand response proposal to be filed. Sustainable Energy Utility (SEU) to be established for energy efficiency	Demand response and energy efficiency programs approved, recovery through a surcharge	Demand response and energy efficiency programs approved, recovery through a surcharge	Demand response approved as part of AMI. Energy efficiency managed by SEU	Demand response programs approved, recovery through a surcharge
Innovative rate structure	Dynamic pricing proposals pending	Critical Peak Rebate form of dynamic pricing approved	Critical Peak Rebate form of dynamic pricing approved pending AMI deployment authorization	Dynamic pricing proposals pending	Deferred

Note: See Safe Harbor Statement at the beginning of today's presentation.

4

Distribution Rate Cases – Most Recent Decisions



(Millions of Dollars)	DPL DE Electric Rate Case		Pepco MD Electric Rate Case [2]	
	Final Position	Approved	Final Position	Approved
Date	6/22/10 [1]	1/18/11	5/21/10	8/6/10
Rate Base	$461.3	$443.3	$924.1	$906.0
Equity Ratio	47.52%	47.52%	48.73%	48.87%
Return on Equity	10.75%	10.00%	10.75%	9.83%
Revenue Requirement	$24.2	$16.3	$28.2	$7.8
Residential Total Bill % Increase		2.01%		0.5%
New Rates Effective		2/1/11		7/29/10

(1) Date of company's reply brief

(2) <u>Application for Rehearing filed 9/2/10</u>   <u>Revenue Impact</u>

    – Request corrections to formulas calculating annual cost of removal $4.7

    – Reconsider proposed ratemaking adjustments for reliability expenditures $2.3

    – Reconsider proposed ratemaking adjustments for Enhanced Vegetation $1.5
       Management costs

Distribution Rate Cases – Most Recent Decisions (continued)

(Millions of Dollars)	Pepco DC Electric Rate Case		ACE NJ Electric Rate Case	
	Final Position	Approved(2)	Final Position	Approved
Date	12/9/09[1]	3/2/10	2/19/10	5/12/10
Rate Base	$1,020.0	$1,010.3	$808.8	$761.6
Equity Ratio	46.18%	46.18%	49.58%	49.10%
Return on Equity	10.75%	9.625%	11.50%	10.30%
Revenue Requirement	$44.5	$19.8	$45.8	$20.0
Depreciation Expense Reduction/(Increase)	($4.7)	$1.7	–	–
Residential Total Bill % Increase		1.8%		1.2%
New Rates Effective		3/23/10		6/1/10

(1) Date of company's reply brief

(2) On 6/23/10, the Commission issued an order granting in part Pepco's application for reconsideration. The impact of the decision is an additional $1.0 million of allowed rate base and an additional increase in revenues of approximately $0.5 million annually effective 7/21/10.

Distribution Rate Cases – Proposed Settlement Delmarva Power – Delaware Gas



(Millions of Dollars)	DPL DE Gas Case - Docket 10-237	
	Final Position	**Proposed Settlement**[1]
Date	12/3/10	2/9/11
Adjusted Rate Base	$236.5	N/A
Equity Ratio	48.28%	48.3%
Return on Equity	11.0% [2]	10.0%
Revenue Requirement	$10.2	$5.8
Residential Total Bill % Increase	5.07%	2.84%
New Rates Expected to be Effective		4/1/11

- Interim rate increase of $2.5 million put into effect August 31, 2010, subject to refund
- Balance of requested increase put into effect February 2, 2011, subject to refund

(1) The settlement is subject to the approval of the Public Service Commission
(2) Recommended return on equity position without revenue decoupling is 11.25%

Distribution Rate Cases – Pending
Delmarva Power – Maryland

DPL MD Electric - Case Number 9249

(Millions of Dollars)

Adjusted Rate Base	$355.9
Equity Ratio	49.03%
Return on Equity	10.75%
Revenue Requirement	$17.8
Test Year Ending	12/31/10
Customer Bill % Increase	2.80%

Procedural Schedule

Initial Filing Date	12/21/10
Staff/Intervenors Testimony	4/11/11
Rebuttal Testimony	5/10/11
Evidentiary Hearings	5/31 - 6/7/11
Initial Briefs	6/20/11
Reply Briefs	6/27/11
Expected Timing of Decision	7/19/11

Regulatory Lag mitigation measures proposed:

(1) Reliability Investment Recovery Mechanism – provides full and timely recovery of future capital investments related to distribution system reliability

(2) Annual Rate Review Process – adjusts rates annually using previously authorized ROE

Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP) – Project Update





Baltimore
Dover
Washington, DC
Burches Hill
Chalk Pt.
Georgetown
Possum Pt.
Cambridge
Indian River
Calvert Cliffs
Vienna
Salisbury
North Anna
MAPP HVAC Power Line
MAPP HVDC Power Line
Nuclear Generation
Fossil Generation
Substation
AC/DC Converter Station

Projected Construction Cost: $1.2 billion
Current In-Service Date: June 2015
FERC Approved ROE: 12.8%

Pending Regulatory Approvals

- Filed an updated CPCN in Maryland on November 12, 2010 (Case No. 9179)

  Procedural Schedule:
  - Testimony – June 3, 2011
  - Rebuttal – July 8, 2011
  - Hearings – Sept. 6-8 & 12-15, 2011
  - Briefs – Oct. 7, 2011
  - Reply briefs – Oct. 28, 2011
  - Proposed Order – Nov. 28, 2011
  - Final Order – Jan. 31, 2012
- Field reviews with state and federal environmental agencies completed for Southern Maryland portion; Public comment period closes March 1
- Plan to file for Maryland State environmental permit in 2Q2011

Note: See Safe Harbor Statement at the beginning of today's presentation.

Projected Capital Expenditures – 2011 - 2015

(Millions of Dollars)	2011	2012	2013	2014	2015	Total
Power Delivery						
Distribution	$ 511	$ 479	$ 483	$ 526	$ 544	$ 2,543
Distribution - Blueprint for the Future	128	59	8	92	-	287
Transmission	245	225	197	137	171	975
Transmission - MAPP	163	362	304	213	105	1,147
Gas Delivery	20	20	20	20	20	100
Other	75	50	44	42	53	264
Sub-Total	**1,142**	**1,195**	**1,056**	**1,030**	**893**	**5,316**
DOE Capital Reimbursement Awards*	(70)	(26)	(4)	-	-	(100)
Total for Power Delivery Business	**1,072**	**1,169**	**1,052**	**1,030**	**893**	**5,216**
Pepco Energy Services	16	12	9	2	1	40
Corporate and Other	3	3	3	3	3	15
Total PHI	**$ 1,091**	**$ 1,184**	**$ 1,064**	**$ 1,035**	**$ 897**	**$ 5,271**

* **Reflects anticipated cash reimbursements pursuant to awards from the U.S. Department of Energy under the American Recovery and Reinvestment Act of 2009.**

Note: See Safe Harbor Statement at the beginning of today's presentation.

10



Pepco Energy Services



- PES signed $169 million of energy efficiency contracts in 2010 – a record sales year

- PES's energy efficiency construction backlog is $21 million of gross margin at 12/31/10 with a 10-month weighted average remaining construction period

- Project development pipeline has grown to $450 million

Contracts Signed in 2010 *($ in millions)*	Value
BWI Thurgood Marshall Airport, MD	$36
Prince George's County Public Schools, MD	35
Henderson Hall Marine Base, VA	16
Atlantic Cape Community College Solar, NJ	11
Federal Aviation Administration, Washington DC	9
Judiciary Square, Washington DC	8
Maryland Transit Administration, MD	7
Montgomery County Public Schools, VA	5
Other projects	42
	$169

Contracts Signed and Project Development Pipeline

($ in millions)

Legend: ■ Project Development Pipeline ■ Construction ■ O&M

Years: 2007, 2008, 2009, 2010

Pepco Energy Services - Atlantic Cape Community College Solar Project



- PES is constructing a 2.2 MW solar electric generating system in New Jersey; $11 million contract value
  - Mays Landing campus
  - Cape May County campus



- The installation currently ranks as the largest single community college solar project in the nation

- The project output will represent almost 50 percent of Atlantic Cape's total annual electric consumption for the two campuses



- Atlantic Cape will realize savings of $220,000 the first year, and up to $6.8 million over the 20-year life of the contract

- The electricity generated per year will be equivalent to the amount needed to power approximately 220 homes and will eliminate up to 2,100 metric tons of CO_2 emissions annually



Reconciliation of GAAP Earnings to Earnings Excluding Special Items



Net Earnings from Continuing Operations
(Millions of dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2010	2009	2010	2009
Reported (GAAP) Net Earnings from Continuing Operations	$14	$39	$139	$223
Special Items:				
• Debt extinguishment costs	32	–	113	–
• Restructuring charge	10	–	18	–
• Effects of Pepco divestiture-related claims	–	–	6	–
• Mirant bankruptcy settlement	–	–	–	(24)
• Maryland income tax benefit	–	–	–	(11)
Net Earnings from Continuing Operations, Excluding Special Items	$56	$39	$276	$188

Earnings per Share from Continuing Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2010	2009	2010	2009
Reported (GAAP) Earnings per Share from Continuing Operations	$0.06	$0.17	$0.62	$1.01
Special Items:				
• Debt extinguishment costs	0.15	–	0.51	–
• Restructuring charge	0.04	–	0.08	–
• Effects of Pepco divestiture-related claims	–	–	0.03	–
• Mirant bankruptcy settlement	–	–	–	(0.11)
• Maryland income tax benefit	–	–	–	(0.05)
Earnings per Share from Continuing Operations, Excluding Special Items	$0.25	$0.17	$1.24	$0.85

Financial Performance – Drivers

	Year 2010	4th Qtr 2010
2009 Earnings Per Share from Continuing Operations, excluding special items[1]	**$0.85**	**$0.17**
Power Delivery		
Distribution Revenue – Rate Increases	0.11	0.04
Distribution Revenue – Impact of heating/cooling degree days versus normal	0.07	0.03
Distribution Revenue – Other	0.05	(0.01)
Network Transmission Revenue	0.10	0.03
ACE Basic Generation Service (primarily unbilled revenue)	0.03	(0.01)
Operation and Maintenance Expense	(0.12)	(0.08)
Depreciation	(0.04)	(0.01)
Other, net	-	0.02
Pepco Energy Services	(0.02)	(0.01)
Other Non-Regulated	(0.02)	(0.01)
Corporate and Other		
Interest Expense	0.04	0.04
Income Tax Adjustments (primarily NOL Monitization)	0.10	-
Other, net	0.02	(0.02)
Income Tax Settlement for Prior Tax Years[2]	0.07	0.07
2010 Earnings Per Share from Continuing Operations, excluding special items[1]	**$1.24**	**$0.25**

(1) See GAAP reconciliation on slide 13

(2) Impacts multiple segments - Power Delivery 0.09, Other Non-Regulated (0.01), and Corporate and Other (0.01)

Pension and OPEB Impacts



Net Pension & OPEB Pre-Tax Expense (O&M)

Pension Cash Contributions



■ 2010A   ■ 2011E

Key Metrics – Pension and OPEB Plans – 12/31/10

(millions of dollars)

Pension		OPEB		Pension Plan Assumptions	
Assets	$1,632	Assets	$275	Discount Rate	5.65%
Obligations	$1,970	Obligations	$704	Expected Return on Assets (Long-term)	7.75%

Note: See Safe Harbor Statement at the beginning of today's presentation.

2011 Earnings Guidance

The guidance range excludes:

- **The net mark-to-market effects of economic hedging activities at Pepco Energy Services**

The guidance range assumes/includes:

- **Normal weather**

- **Estimated incremental storm expenses incurred in January 2011**



Earnings Per Share

Reflects earnings per share from ongoing operations

(GAAP results excluding special, unusual or extraordinary items)

* Excludes special items. See slide 13 for reconciliation of GAAP earnings to earnings excluding special items.

Note: See Safe Harbor Statement at the beginning of today's presentation.

2011 Earnings Guidance (continued)



Earnings Per Share – 2010 Actual vs. 2011 Guidance

* Excludes special items. See slide 13 for reconciliation of GAAP earnings to earnings excluding special items.
Note: See Safe Harbor Statement at the beginning of today's presentation.